Xin Chao – NextSeed campaign video transcript

Speaker 1:

Okay. Pause, pause, freeze, freeze right there.

Christine Ha:

Hi, I'm Christine Ha and I'm best known for being the blind cook that won Master Chef, Season Three with Gordon Ramsey in 2012 and recently I just opened my first restaurant in Houston called The Blind Goat.

Tony Nguyen:

Hi, I'm Tony Nguyen from Saigon House and I'm famous for my Viet-Cajun crawfish.

Christine Ha:

And today we're here to announce an exciting new project that we're actually launching together.

Tony Nguyen:

And it's called Xin Chao, which means hello or goodbye.

Christine Ha:

Or welcome in Vietnamese.

Tony Nguyen:

Xin Chao is a passion project for me. This definitely gives us a platform to be very creative and especially how Vietnamese food can be portrayed in very, very many ways. This is our take on it and we're going to add Texan cooking methods like smoking, braising into Vietnamese flavors.

Christine Ha:

Yeah. Tony and I are both native Houstonians, We've grown up here, we understand and love the food here. So, but we're both of Vietnamese heritage, so we want to take that culture and that part of us having grown up eating a lot of Vietnamese food and adding our own personal flare to it as Houstonians.

Tony Nguyen:

We live in Texas, so we have amazing beef. We are right here on the Gulf. We have locally sourced seafood, oysters, crawfish.

Christine Ha:

Xin Chao already has a home. We've already signed a place right here in Washington Heights. We'll update you on our progress as we go along. So follow us on our social media and YouTube channel and join us in creating something big.

More information at nextseed.com/xinchao

@xinchaohtx.com